Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	September	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated September 30, 2019 - Neovasc's Tiara™ for Treatment of Mitral Regurgitation and Neovasc Reducer™ for Treatment of Refractory Angina Featured in Multiple Presentations at TCT 2019 Conference

DOCUMENT 1

Neovasc's Tiara™ for Treatment of Mitral Regurgitation and Neovasc Reducer™ for Treatment of Refractory Angina Featured in Multiple Presentations at TCT 2019 Conference

NASDAQ, TSX: NVCN

VANCOUVER, Sept. 30, 2019 /CNW/ - Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today announced that its Tiara™ ("Tiara") transcatheter mitral valve replacement device and its Neovasc Reducer™ ("Reducer") CE-Marked device for the treatment of refractory angina were featured in multiple presentations at the Transcatheter Cardiovascular Therapeutics (TCT) 2019 scientific symposium, which took place September 25-29, 2019, in San Francisco.

"We continue to build a comprehensive portfolio of clinical evidence in support of Tiara and Reducer," said Fred Colen, President and Chief Executive Officer of Neovasc.  "Moreover, the continued use of our products by some of the world's leading cardiologists and cardiac surgeons, further validates their significant potential. We look forward to continuing to advance our development program for Tiara and our efforts to expand our commercial efforts with Reducer."

Select Presentations:

Tiara

During a presentation at TCT on Saturday, September 28, 2019, titled, "Tiara: Device Description, Results, and Ongoing Studies," Anson Cheung, M.D., Professor of Surgery, University of British Columbia, Canada, and Director of Cardiac Transplant and Mechanical Circulatory Assist Program of British Columbia, provided an update on the Tiara development program. There have been 79 patients treated worldwide with the Tiara mitral valve replacement device. Dr. Cheung provided an overview of data from 71 patients, including 26 patients in the TIARA-II European CE Mark Clinical Study, 23 patients in the TIARA-I Early Feasibility Clinical Study and 22 patients treated via Special Access/Compassionate Use. The presentation included data on Tiara's excellent procedural safety, improvement in mitral regurgitation and significant improvement in Quality of Life as determined by the New York Heart Association Classification.

Reducer

On Friday, September 27, 2019, Dr. Carlo Zivelonghi from Ziekenhuis Netwerk Antwerpen, Belgium, presented a poster, titled "Efficacy of Coronary Sinus Reducer in Patients with non-revascularized Chronic Total Occlusions." In this multicenter retrospective study, 205 patients were divided in two groups according to the presence or absence of chronic total occlusion (CTO) lesions. Clear benefit in angina reduction was demonstrated in both CTO and non-CTO patients, with improvement in CCS Class, a clinical tool used to assess the degree of severity of a patient's angina, at six-month follow-up (144 /205, 74%, p-value 0.03) following Reducer therapy. Dr. Zivelonghi concluded that there was a significantly greater improvement in the CTO group and that the Reducer implantation should be considered a valid complementary therapy to CTO percutaneous coronary intervention.

Also on Friday, September 27, Prof. Matjaz Bunc of Ljubljana University Medical Centre in Slovenia presented a complex case, during his presentation on  "Multimodal Treatment of Refractory Angina Pectoris With Coronary Flow Reducer Implantation." Prof. Bunc noted the growing number of refractory angina patients due to the aging population and the corresponding increase in "no-option" patients who experience severe debilitating angina, despite optimal medical therapy, and current treatment guidelines. He presented a complex case of a 65-year old male who, despite 2 CABG procedures and multiple PCIs, as well as optimal medical therapy, continued to be CCS Class IV. Reducer was implanted, and the patient is now at CCS Class II. Prof. Bunc concluded that Reducer therapy may provide additional symptomatic improvement for resistant angina and could have additional clinical indications.

About Tiara
Tiara is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation ("MR") by replacing the diseased valve. Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. with a similar number of patients affected throughout Europe. Tiara is implanted in the heart using a minimally invasive, transapical transcatheter approach without the need for open-heart surgery or use of a cardiac bypass machine.

The Tiara valve is not commercially available and is currently being evaluated in two ongoing clinical trials: TIARA-I—an early feasibility trial in the United States, Canada, and Belgium; and TIARA-II—a European Conformite Europeenne Mark Trial in Germany, Italy, Spain, and the United Kingdom. In addition, patients have also been treated under compassionate programs in Canada, Italy, Germany, Israel, and Switzerland.

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the USA, the U.S. Food and Drug Administration ("FDA") granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.  In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.1

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, beliefs and expectations relating to the clinical results of the Tiara and Reducer, including statements that the Reducer implantation should be considered a valid complementary therapy to CTO percutaneous coronary intervention and that the Reducer therapy may provide additional symptomatic improvement for resistant angina and could have additional clinical indications, the growing incidence of refractory angina and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of the senior secured convertible Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

1T. J. Povsic, S. Broderick, K. J. Anstrom et al., "Predictors of long-term clinical endpoints in patients with refractory angina," Journal of the American Heart Association, vol. 4, no. 2, article e001287, 2015.

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SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2019/30/c3991.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568

CO: Neovasc Inc.

CNW 08:55e 30-SEP-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	September 30, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer